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Exhibit 8

SUBSIDIARIES OF XYRATEX LTD

Subsidiary	Jurisdiction of Incorporation
Xyratex Group Limited	United Kingdom
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd	Malaysia

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SUBSIDIARIES OF XYRATEX LTD